Exhibit 99.1

Leading Global Technology Research Institution

Buys Nano Dimension’s DragonFly Pro 2020 3D Printer

NESS ZIONA, Israel, December 27, 2017 - Nano Dimension Ltd., a leading additive electronics provider (NASDAQ, TASE: NNDM), today announced that a leading European technology research institution has purchased a DragonFly 2020 Pro 3D Printer to enhance its research and development of autonomous systems.

“We see a great potential to expand the use of 3D printing to developing fields such as autonomous vehicles, robotics and automation. From rapid prototyping of functional circuits to testing and custom manufacturing, 3D-printed electronics opens a whole new world of possibilities in design and engineering, and we’re honored to be a part of this institute’s research to develop future autonomous systems for a wide range of industries,” said Amit Dror, CEO of Nano Dimension. ”This is now the second DragonFly 2020 Pro going to a leading global technology research institution. This bears testimony to Nano Dimension’s belief that its advanced 3D printed electronics systems are an indispensable tool for cutting-edge research institutions looking into robotics, electrical components, sensors, arrays, antennas as well as other sophisticated circuitry and electronics.”

Nano Dimension’s DragonFly 2020 Pro 3D Printer is transforming additive manufacturing for electronics development by empowering companies to take control of their entire development cycle. The award-winning system enables the 3D-printing of functional electronics such as sensors, conductive geometries, antennas, molded connected devices, printed circuit board and other devices.

About Nano Dimension

Nano Dimension (TASE: NNDM, NASDAQ: NNDM) is a leading additive manufacturing company that is disrupting, reshaping, and defining the future of how electronics are made. With its unique 3D printing technologies, Nano Dimension is targeting the growing demand for electronic devices that require increasingly sophisticated features and rely on printed circuit boards (PCBs). Demand for circuitry, including PCBs - which are the heart of every electronic device - covers a diverse range of industries, including consumer electronics, medical devices, defense, aerospace, automotive, IoT and telecom. These sectors can all benefit greatly from Nano Dimension’s 3D printed electronics solutions for rapid prototyping and short-run manufacturing. For more information, please visit www.nano-di.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses the sale and delivery of its DragonFly 2020 Pro 3D Printer, that 3D-printed electronics opens a whole new world of possibilities in design and engineering, and that the DragonFly 2020 Pro 3D Printer is transforming additive manufacturing for electronics development by empowering companies to take control of their entire development cycle. Because such statements deal with future events and are based on Nano Dimension's current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 7, 2017, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third party websites.

NANO DIMENSION INVESTOR RELATIONS

Miri Segal-Scharia, CEO, MS-IR LLC | 917-607-8654 | msegal@ms-ir.com

NANO DIMENSION PR CONTACT

Galit Beck, Public Relations Manager | 972-542539495 | galit@nano-di.com